SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


          For the month of February 2003 Commission File Number 1-8481
                                  -------------


                                    BCE Inc.
                 (Translation of Registrant's name into English)


 1000, rue de La Gauchetiere Ouest, Bureau 3700, Montreal, Quebec H3B 4Y7,
                                (514) 397-7000
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

             Form 20-F                               Form 40-F     X
                      -----------                             -----------


Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                                     No     X
                 -----------                            -----------


If "Yes" is marked, indicate below the file number assigned to the Registrant
in connection with Rule 12g3-2(b): 82-           .
                                      -----------


Notwithstanding any reference to BCE's Web site on the World Wide Web in the documents attached hereto, the information contained in BCE's site or any other site on the World Wide Web referred to in BCE's site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BCE Regains Full Ownership of Sympatico.ca - Reduces Ownership in Bell
Globemedia


    MONTREAL, Feb. 7 /CNW Telbec/ - BCE Inc. announced today that it has regained full ownership of the Sympatico.ca portal which will be transferred from Bell Globemedia into Bell Canada. As a result of this and other transactions announced today, BCE will reduce its ownership level in Bell Globemedia from 70 per cent to 68.5 per cent.
    "The Sympatico.ca portal is a key component of Bell Canada's Internet offering," said Michael Sabia, CEO of BCE Inc. and Bell Canada. "As the role of a portal evolves from one of providing search functions to one of providing integrated, easy-to-use communication tools it is critical that continued development and ongoing management of the Sympatico.ca portal be more closely tied to our Sympatico access services."
    Bell's high-speed Internet service now has more than 1.1 million customers while the Sympatico.ca portal is currently the most popular Canadian Web destination for Canadians, welcoming some 6 million unique users per month.
    "The combination of Canada's leading portal with the Internet access services provided by Bell is an important differentiator in our strategy to successfully compete in the highly competitive race for broadband services to the home. The portal and access services together can more simply provide customers with the applications they want and the customer support they need from a single trusted source," said Mr. Sabia.
    Bell Globemedia will continue to provide content services to the Sympatico site under commercial agreements.
    BCE and Woodbridge will each invest a total of $50 million in new common equity of Bell Globemedia in order to provide a stable financial base from which it can operate autonomously. Half of this equity, $25 million each, will be from the conversion of shareholder advances made in 2002. The remaining $25 million of equity per shareholder will be in the form of cash contributions.
    As a result of the transfer of the portal into Bell Canada and the additional equity invested by the two shareholders, BCE's ownership will be reduced to 68.5 per cent.
    Mr. Sabia concluded, "With the changes announced today, Bell Globemedia's focus is clearly on its two primary businesses, print and broadcast, and on driving performance and improving profitability in these operations."

    ABOUT BCE
    BCE is Canada's largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE's media interests are held by Bell Globemedia, which features some of the strongest brands in the industry - CTV, Canada's leading private broadcaster, and The Globe and Mail, the leading Canadian daily national newspaper. As well, BCE has extensive e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.




-30-

For further information: Don Doucette, Communications, (514) 786-3924, Web Site: www.bce.ca; Isabelle Morin, Investor Relations, (514) 786-3845

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            BCE Inc.



                                  (Signed Michael T. Boychuk)
                      -----------------------------------------------------
                                        Michael T. Boychuk
                         Senior Vice-President and Corporate Treasurer





                                    Date: February 7, 2003